UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
The Walt Disney Company

2. Name of person relying on exemption
CalSTRS Investments

PGGM Investments

3. Address of person relying on exemption
100 Waterfront Place, 14th Floor
West Sacramento, CA 95605-2807

Noordweg Noord 150
P.O. Box 117, 3700AC Zeist
The Netherlands

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

February 26, 2013

Dear Disney Shareholders,

WALT DISNEY ANNUAL SHAREHOLDERS’ MEETING: MARCH 6, 2013

We urge your fund to vote NO on the advisory vote on compensation and to vote FOR the two shareholder proposals, on proxy access and the separation of Chairman and CEO.

We write to you because you are a long-term shareholder of The Walt Disney Company (“Disney” or the “Company”).  CalSTRS and PGGM are also long-term shareholders and we have concerns about recent decisions made by the Board of Disney. Together we have engaged with representatives from the Company and the Board in writing and through face-to-face meetings.  While we are pleased with Disney’s recent stock performance, we believe there are certain governance structures that are lacking at Disney which would serve to protect the investment of our beneficiaries and safeguard the Company’s continued long-term success.

COMPENSATION CONCERNS

We believe a compensation program that is properly structured is essential to ensure executive interests are aligned with shareholders.  Unfortunately, we consider this not to be the case at Disney, as exhibited by the declining support from shareholders for the executive pay vote.  At the 2012 annual shareholders’ meeting, the Say-on-Pay vote received support from only 57% of voting shareholders and this followed a vote of only 77% support from voting shareholders at the 2011 annual shareholders’ meeting.

We believe the Board’s response to this low level of support has been inadequate as they simply continued the compensation program that shareholders had expressed concerns about, including the provision of guaranteed minimum target values and a guaranteed five year term for Chair/CEO Robert Iger.

Under these circumstances, we consider it is in the best interests of our beneficiaries to vote against the Say on Pay vote at the 2013 annual shareholders’ meeting.

BOARD LEADERSHIP STRUCTURE

We believe the separation of Chairman and CEO is fundamental to well governed companies and is a model that all companies should strive towards. This is based on the fact that the roles of Chairman and CEO are different and can be conflicting.   We were disappointed when the Disney Board recombined these two roles, especially when they had previously separated them as part of their commitment to shareholders in 2004, and had recognized since then the value of an independent Chairman leading the Board.

February 26, 2013

PROXY ACCESS

We believe every company should institute a mechanism that allows shareholders to nominate directors and which provides a proper balance to ensure long-term shareholders can make use of this fundamental shareholder right.

Therefore, we consider it is in the best interests of our beneficiaries to support the two shareholder proposals on the ballot: to implement proxy access and to separate the roles of Chairman and CEO.

As we are sure you are aware, the annual meeting of shareholders of The Walt Disney Company is on March 6, 2013.  We believe that Disney is an iconic company and we want it, and our investment, to have continued and sustainable success in the future.  We believe a properly structured compensation plan, a leadership structure that ensures accountability, and a governance standard like proxy access should be in place at all public companies including The Walt Disney Company.

This is NOT a solicitation of authority to vote your proxy.  Please DO NOT SEND us your proxy card but return it to the proxy-voting agent in the envelope that was or will be provided to you by the respective company.  Neither CalSTRS nor PGGM is able to vote your proxies, nor does this communication contemplate such an event.  This communication is meant to inform you about CalSTRS’ and PGGM’s opinion and to give you valuable decision-making information when you review your shareholder proxy for the 2013 annual meeting for The Walt Disney Company.

Thank you for your consideration.  Should you have any questions or wish to discuss our position in more detail please feel free to contact us.

Yours sincerely,

Anne Sheehan	Catherine Jackson, CA
Director of Corporate Governance	Corporate Governance Advisor, NA
CalSTRS Investments	PGGM Investments
100 Waterfront Place, 14th Floor	Noordweg Noord 150
West Sacramento, CA 95605-2807	P.O. Box 117, 3700 AC Zeist
asheehan@calstrs.com	The Netherlands
catherine.jackson@pggm.nl

The California State Teachers’ Retirement System, with a portfolio valued at $161.4 billion as of January 31, 2013, is the largest educator-only pension fund in the world. CalSTRS administers a hybrid retirement system, consisting of traditional defined benefit, cash balance and voluntary defined contribution plans, as well as disability and survivor benefits. CalSTRS serves California's 856,000 public school educators and their families from the state’s 1,600 school districts, county offices of education and community college districts.

February 26, 2013

PGGM is a leading Dutch pension fund service provider. PGGM offers its institutional clients pension fund management, comprehensive asset management, policy advice and management support. Currently – on behalf of six pension funds – PGGM manages slightly in excess of EUR 125 billion for 2.5 million people. As a co-operation with more than 570,000 members, PGGM is helping to achieve a valuable future. Either alone or with strategic partners, PGGM is developing innovative future provisions by linking together pensions, care, housing and work.